Exhibit 99.1

VNET Announces Joint Venture with a Sovereign Wealth Fund

to Develop and Operate Build-to-Suit Hyperscale Data Centers in China

BEIJING, December 13, 2021 -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that it has signed a master joint venture investment agreement (the "Master Agreement") with a sovereign wealth fund (the "Partner") to form joint ventures (the "JVs") to pursue development and investment opportunities in multiple build-to-suit hyperscale data center projects in China.

Pursuant to the Master Agreement, VNET will establish individual project companies to undertake the development of each data center. Upon completion of the development of each data center, VNET will transfer 49% equity interest in each project company subject to certain conditions. VNET will hold the remaining 51% equity interest of each project company. Meanwhile, VNET will also provide management and operating services to all the JVs. The first targeted capital commitments from VNET and the Partner in respect of the investments under the Master Agreement are expected to reach RMB 5 billion.

Samuel Shen, Chief Executive Officer of VNET, said, “We are excited to partner with the sovereign wealth fund to form joint ventures for the development and operation of multiple hyperscale data center projects in China. As the entire market maintains its ongoing trend towards digitalization, the demand for hyperscale data centers continues to show strength. These joint ventures will serve as dedicated vehicles focusing on the development and operation of build-to-suit data centers in China, allowing us to capitalize on growing data center demand and further strengthen our market position.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about VNET's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these and other risks is included in VNET's reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

Julia Jiang

Tel: +86 10 8456 2121

Email: ir@vnet.com